

January 29, 2009

Mr. James Kluber
Chief Financial Officer
Firstgold Corp.
3108 Ponte Morino Drive, Suite 210
Cameron Park, CA 95682

> **Re:** **Firstgold Corp.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for the Quarterly Period Ended October 31, 2008**
> **Filed December 22, 2008**
> **File No. 0-20722**

Dear Mr. Kluber:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Legal Proceedings, page 16

1. We note your discussion of the settlement agreement reached between yourself and the lessors of the Crescent Valley and Red Caps mining properties. Please modify your disclosure to explain if ASDi LLC was required to return your common shares they were issued in conjunction with the Operating Agreement for Crescent Red Caps LLC. If not, please explain why ASDi LLC was entitled to retain these shares.

Report of Independent Registered Public Accounting Firm, page F-1

2.   The introductory paragraph of the report from your independent registered public accounting firm explains that they have audited the balance sheets of as of January 31, 2008 and 2007. However, the opinion paragraph (third paragraph), only includes audit coverage of your financial position as of January 31, 2008. Please obtain an audit report from your independent public accounting firm that includes an opinion for the period ended January 31, 2007.

Balance Sheet, page F-2

3.   We note a separate line item identified as 'Deferred Reclamation Cost'. Per your accounting policy on deferred reclamation costs on page F-16, these amounts appear to relate to asset retirement costs as a result of your asset retirement obligation recorded in accordance with SFAS 143. As such, please modify your presentation of such cost to include them as part of the carrying amount of the related long –lived asset, in accordance with paragraph 11 of SFAS 143.

        This comment is also applicable to your Form 10-Q for the quarterly period ended October 31, 2008.

Statements of Operations, page F-4

4.   Please modify your presentation to separately identify the amount of cost related to leasing your drilling rigs and crew, and the amount of exploration and maintenance costs related to your mining activities.

        Please also modify to include separate line items for material amounts included within 'Operating Expenses' (i.e. selling, general and administrative, depreciation, depletion and amortization, etc.), or tell us why you believe such disclosure is not beneficial.

        This comment is also applicable to your Form 10-Q for the quarterly period ended October 31, 2008.

Notes to Financial Statements

Note 3 Summary of Significant Accounting Policies

Development Stage Company, page F-15

5.   Your disclosure on page two explains that you are an "exploration stage" company. We further note your disclosure within this Note, and the labeling of your financial statements where you indicate that you are a development stage company. Industry Guide 7 has specific definitions for the terms exploration and

development that apply to issuers engaged in mining activities. As you do not disclose any proven and probable reserves as defined by Industry Guide 7, it appears that the scope of your operations are exploration in nature. Please modify your disclosures throughout your filing to consistently identify yourself as an exploration stage company.

This comment is also applicable to your Form 10-Q for the quarterly period ended October 31, 2008.

Note 4 Property and Equipment, page F-21

6.   Please expand your disclosure to identify the significant items included within the amounts reported as property and equipment.

7.   Your statement of cash flows on page F-12 reports that you incurred $7.7 million during the year ended January 31, 2008 related to capital expenditures. It appears this amount is partially related to a 20,000 ton ore processing facility that is presently under construction at the Relief Canyon Property. As you are in the exploration stage, please tell us why you believe capitalization of these costs is appropriate, and explain the assumptions you made to determine that the costs incurred to construct the processing facility will result in a probable future benefit. Please also identify whether or not your analysis considered alternative future uses.

Certifications Pursuant to Sections 302 of the Sarbanes-Oxley Act of 2002

8.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note your certifications are not the current certification set forth in Item 601(b)(31) of Regulation S-B. We also note you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certification in your Form 10-KSB. Please revise your certification to be in the exact form set forth in Item 601 of Regulation S-B.

This comment is also applicable to your Form 10-Q for the quarterly period ended October 31, 2008.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Notes to Financial Statements

Note 5 Notes Payable, page 13

9.   Within your discussion of equipment notes payable, you state that "the first note
        does not bear any interest". Please explain if you impute interest on this note. In
        the event you determine that interest should be imputed, please clearly explain
        how you determined the rate used and disclose the effect of a 1/8 percent variance
        in interest rates. Refer to APB 21 for additional guidance.

Note 7 Commitments and Contingencies, page 15

10.   We note your disclosure on page 16 regarding the settlement reached in October
        2008 with Park Avenue Consulting Group, Inc. Please modify to disclose if the
        settlement has been accrued and presented in your financial statements as of and
        for the period ended October 31, 2008. Please also modify to explain how the
        contingency has been accounted for under the guidance provided in SFAS 5.

Controls and Procedures

Disclosure Controls and Procedures, page 26

11.   We note your disclosure that "Our management periodically assesses our internal
        controls over financial reporting based upon the criteria set forth in the Internal
        Control-Integrated Framework issued by the Committee of Sponsoring
        Organizations of the Treadway Commission (the "COSO Framework")." This
        disclosure immediately follows your statement that you carried out an evaluation
        of your disclosure controls and procedures. Please note that the COSO
        framework relates to internal controls over financial reporting, not disclosure
        controls and procedures. Please modify your disclosure to no longer refer to the
        COSO framework when you are referring to your evaluation of disclosure
        controls and procedures.

Factors Affecting Future Operating Results, page 26

12.   Your disclosure explains that you believe you have sufficient funds to finance
        near-term mining activities at the Relief Canyon Mine and preliminary
        exploration activities at our other properties. Given your disclosed working
        capital deficit of $1,923,144 as of October 31, 2008, please expand your
        disclosure to explain why you believe you have sufficient funds.

Engineering Comments

General

13.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

>   Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Properties, page 2

14.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. In the event your properties are not material to your company please include a statement to that effect. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15.   We note your disclosure that you intend to restart mining on your relief canyon properties. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Plan for Relief Canyon, page 3

16.   We note you plan to place relief canyon in to production. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

17.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Ore Processing Facilities, page 5

18.   We note you intend to process approximately 8 million metric tons of existing lower grade oxide ores by heap leaching. Please disclose whether this material is a proven or probable reserve or state clearly that further evaluation and study will determine the economic feasibility for this material. Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve. Since not all deposits or materials called "ores" are necessarily reserves, please remove these terms from your filing.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact

George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683, with any other questions.

        Sincerely,

        Jill S. Davis
        Branch Chief